F. Mark Reuter
DIRECT DIAL: (513) 579-6469
FACSIMILE: (513) 579-6457
E-MAIL: mreuter@kmklaw.com

May 6, 2015
Via Edgar and e-mail (PosilT@sec.gov)
Ms. Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
 Washington, D.C. 20549
RE:Essex Rental Corp.
Preliminary Revised Proxy Statement on Schedule 14A
Filed May 5, 2015 by Casey Capital, LLC, et al.
File No. 001-34601
Dear Ms. Piland Posil:
We have received and reviewed your letter dated May 6, 2015 related to the above-referenced filing of Casey Capital, LLC ("Casey Capital").  In accordance with your request, we have responded to the comment included in your letter.  Our below response to the item noted in your letter is made on behalf of Casey Capital and is keyed to the numerical designation of your comment.
Reasons for the Solicitation

1.
Please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9 without factual foundation. Please provide an adequate supporting basis for these particular statements with your response:

•	"The Levys have manipulated the size of Essex's board …."
•	"… the Levys last-minute manipulation of board size …."
In your response, please address the fact that the board of directors is currently composed of six members and, according to the company's bylaws, the size of the board is fixed by the board of directors.
Response:	We have revised these statements so as not to impugn the character of any other parties and address that the board of directors is currently composed of six members and that, according to the company's bylaws, the size of the board is fixed by the board of directors.
We trust that the foregoing sufficiently addresses your comments.  We appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above.  If there is a need for additional information or clarification, please contact me at (513) 579-6469.
Sincerely,
KEATING MUETHING & KLEKAMP PLL

/s/ F. Mark Reuter

F. Mark Reuter

cc:   Mr. Kevin M. Casey (via e-mail)
        Mr. Lee Keddie (via e-mail)